Exhibit 99.30

PRESS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA
DECLARES MAY 2011
MONTHLY DISTRIBUTION

TORONTO, April 20, 2011 – The Board of Trustees of Brookfield Office Properties Canada (TSX: BOX.UN) announced a distribution of $0.09 per trust unit payable on May 15, 2011 to holders of trust units of record on April 30, 2011.

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Brookfield Office Properties Canada Profile
Brookfield Office Properties Canada’s portfolio is comprised of interests in 19 premier office properties totaling 14.4 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com

Contact:  Matthew Cherry, Director, Investor Relations and Communications
Tel: 416.359.8593; Email: matthew.cherry@brookfield.com

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties Canada believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the trust cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the trust’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the trust's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the trust with the securities regulators in Canada, including in the Final Long Form Prospectus under the heading “Brookfield Office Properties Canada and Real Estate Industry Risks,” and in the trust’s most recent annual report under the heading “Management’s Discussion and Analysis - Risks and Uncertainties.” The trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.